UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors and Officer

On January 27, 2026, Ms. Qiulan Li, a director of Meiwu Technology Company Limited’s (the “Company”), resigned from her position due to personal reasons, effective immediately.

On January 27, 2026, Ms. Qiufei Chen, a director and chief operation officer of the Company, resigned from her positions due to personal reasons, effective immediately.

On January 29, 2026, Ms. Peiqun Lin, a director of the Company, resigned from her position due to personal reasons, effectively immediately.

The resignation of Ms. Li, Ms. Chen and Ms. Lin were not the result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Certain Officers and Directors

The Board appointed Mr. Handy Wijaya as the Co-Chief Executive Officer of the Company, effective on January 29, 20226. The biographical information of Mr. Handy Wijaya is set forth below.

Mr. Handy Wijaya, aged 39, has extensive experience in marketing, brand promotion, and business management, with a focus on media communications and consumer engagement in Southeast Asia. Since January 2021, Mr. Wijaya has served as Marketing & Communications Director of PT. Virus Kreatif Indonesia, an Indonesia-based company engaged in marketing communications, where he oversees the development and execution of marketing campaigns across social media platforms and key opinion leader (KOL) networks. From January 2019 to December 2021, Mr. Wijaya served as Brand Promotion Manager of Nanyang Bridge Media (Indonesia), a media communications company, where he was responsible for formulating and implementing brand promotion initiatives in target markets. Mr. Wijaya received a bachelor’s degree in marketing from the University of Jakarta in 2007.

Mr. Handy Wijaya does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into an employment agreement (the “Employment Agreement”) with Mr. Handy Wijaya, which establishes other terms and conditions governing his service to the Company. He will receive an annual base salary of $150,000 for his services as the Co-Chief Executive Officer. The Employment Agreement is filed hereto as Exhibit 10.1.

The Board appointed Mr. Yan Siook Yi as a director of Board, effective on January 29, 2026. Mr. Yi will also serve as the chairman of the audit committee, a member of the compensation committee, and a member of the nominating and corporate governance committee. The biographical information of Mr. Yan Siook Yi is set forth below.

Mr. Yan Siook Yi, aged 50, has extensive experience in accounting, audit, and financial planning and analysis. From July 2022 to October 2025, Mr. Yan served as Financial Planning & Analysis Manager of Siti Haliza & Associates, a Malaysia-based firm providing financial planning, analysis, and advisory services, where he was responsible for leading financial planning initiatives, conducting business performance analysis, and providing data support for management decision-making. From March 2018 to June 2022, Mr. Yan served as Audit Manager of Megat Faizal Musa & Co., a Malaysia-based audit and accounting firm, where he was responsible for managing audit engagements for corporate clients and supervising audit teams. Mr. Yan received a bachelor’s degree in accounting from the University of Malaya in 1997.

Mr. Yan Siook Yi does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item404(a) of Regulation S-K.

In connection with the vacancies resulted from the resignation of directors, the Board also appointed Mr. Hanwu Yang, a current director of the Board, as the chairman of nominating and corporate governance committee, a member of the audit committee and a member of the compensation committee, effective on January 29, 2026.

The Company entered into an offer letter (the “Offer Letter”) with Mr. Yan Siook Yi. He will not receive compensation for his services as a director of the Board. The Offer Letter is filed hereto as Exhibit 10.2.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	The Employment Agreement, dated January 29, 2026 by and between the Company and Handy Wijaya
10.2	The Offer Letter, dated January 29, 2026 by and between the Company and Yan Siook Yi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: February 2, 2026